Exhibit 21.1

List of Significant Subsidiaries of Etsy, Inc.*

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Etsy Ireland Limited Etsy France SAS	Ireland France

*Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Etsy, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.